BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


03050165


BAA

01 April 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

03 APR -9 AM 7:21

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

4/22

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 1 April 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Signed

Name

Date



For immediate release, Tuesday 1 April 2003

BAA SELLS McARTHURGLEN INTERESTS

BAA plc announced today that contracts have been exchanged for the sale of the substantial part of its remaining interests in the McArthurGlen designer outlet centres to the Mayfair Limited Partnership. The transaction substantially concludes BAA's strategy of exiting from non-core airports business.

The sale is in respect of all BAA's stakes comprising, 100% at York, 75% at Mansfield, 50% at Livingston and 25% at Ashford. This sale will generate proceeds of £165 million to BAA, which is in line with the company's financial expectations.

Assets retained by BAA for the time being include an 11.2% minority stake in the centre at Swindon, and two sites held for development adjacent to this centre.

For more information on BAA plc see www.baa.com.

Ends

Notes:

The BAA McArthurGlen joint venture has developed seven centres in the United Kingdom and five across Europe in France, Austria, Italy and the Netherlands, over the last 8 years.

The details of the outlet centres are:

News Release

York :	350,000 sq ft outlet centre with over 110 stores
Livingston:	300,000 sq ft outlet centre with over 100 stores, a cinema, restaurants and bars
Mansfield:	160,000 sq ft outlet centre with over 70 stores
Ashford:	206,000 sq ft outlet centre with 70 stores

The Mayfair Limited Partnership comprises clients of Morley Fund Management in joint venture with McArthurGlen Europe.

Media enquiries: **Samantha Birmingham**
BAA plc Tel: + 44 (0) 20 7932 6654

City Enquiries: **Alison Livesley**
BAA plc Tel: +44 (0) 20 7932 6692